Olympus Pacific Minerals Inc.
500 – 10 King Street East
Toronto, Ontario M5C 1C3
Canada
Tel: (416) 572-2525
February 2, 2010
Mr. John Lucas
Staff Attorney/Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Olympus Pacific Minerals Inc.
SEC File No. 000-52324
Dear Mr. Lucas:
     We are transmitting Amendment No. 1 to Olympus Pacific Minerals Inc.’s (the “Company”) Annual Report on Form 20-F, for the year ended December 31, 2008 (“Form 20-F”). In addition to responding to comments to the Staff’s December 1, 2009 comment letter (“Comment Letter”), the Company has updated the Form 20-F to include disclosure of the approval of Zedex Minerals’ shareholders of a proposed merger with a wholly-owned subsidiary of the Company.
     The Company’s responses to the Comment Letter are as follows:
     Comment No. 1 — The disclosures have been revised to correct the discrepancy and state that Management has decided to fund the Phuoc Sun operations internally. Page 53.
     Comment No. 2 — Item 6 has been amended to provide additional biographical information on the Company’s executive officers and directors. Pages 58-60.
     Comment No. 3 — The Company previously filed the management contracts with its

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senior officers in exhibits 3.24 to 3.30. The Company has revised the description of these agreements to explicitly state the specific officer each management agreement relates to. Pages 86-87.
     Comment No. 4 — The disclosure has been revised to clarify that the “fees payable” refer to any payments due pursuant to an executive’s management agreements, in addition to any salaries that may be owed. Page 62.
     Comment No. 5 — The stock option plan approved in 2007 is set forth at Exhibit 3.18.
     Comment No. 6 — Footnotes describing the beneficial shareholdings of David Seton and John Seton are set forth at page 68.
     Comment No. 7 — The Company has provided disclosure regarding its lack of knowledge of Dragon Capital Group’s beneficial owners. Page 69.
     Comments No. 8 — Other than the payments and fees paid to John Seton, all fees paid to senior officers for management and consulting fees are already included in the compensation table at Item 6.B Compensation. Pages 61-62. The $110,653 paid to John Seton, his law firm, or consulting firm has been added to the “All Other Compensation” in Item 6.B Compensation, at page 61.
     Comment No. 9 — The Company has made a cross-reference to Note 10 of its audited financial statement for the year ended December 31, 2008, for a discussion of the quantitative and qualitative disclosures about market risk. Page 82.
     Comment No. 10 — The disclosures about management’s conclusions on the effectiveness of its disclosure controls and procedures have been revised to state that such conclusions were as of December 31, 2008. Page 83.
     Comment No. 11 — The disclosures regarding management’s conclusions on the effectiveness of its disclosure controls and procedures has been revised. Page 83.
     Comment No. 12 — The language describing the management’s representations on the effectiveness of its disclosure controls and procedures has been revised. Page 83.

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     Comments No. 13 — The certifications of the Chief Executive Officer and Chief Financial Officer have been revised to include the introductory language of paragraph 4. Item 19. Exhibits 12.1 and 12.2.
     Comment No. 14 — The Company has added disclosure that there have been no changes in the internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Page 83.
     Comment No. 15 — The Company has reviewed its Exploration and Development Expenditures policy and amounts capitalized for US GAAP purposes and established that exploratory costs related to establishing additional reserves beyond those already found and determined to be proven and probable under SEC Industry Guide No. 7 have been appropriately expensed. The costs capitalized are developmental in nature and relate solely to activities at Phuoc Son subsequent to the establishment of proven and probable reserves and comprise underground development to provide access to ore and the beginnings of site development for siting of plant and equipment, explosives warehouse and similar items. These costs are considered developmental in nature as detailed in the published feasibility study. Upon commencement of the commercial production at our Phuoc Son project, these costs are transferred to the appropriate asset category and are amortized to income.
     We will revise our US GAAP accounting policy disclosure commencing with our fiscal 2009 Form 20-F to read as follows:
“Exploration expenditures relate to the initial search for deposits with economic potential, including costs incurred at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and are already being mined or developed). Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling. Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven

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and probable reserves or for the purpose of converting a mineral resource into a proven and probable reserve and, prior to the commencement of the drilling program, we can conclude that it is probable that such a conversion will take place. Our assessment of probability is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.”
     Comment No. 16 — We have reviewed the accounting treatment recorded in the consolidated financial statements and have determined that as a result of an inadvertent error, sales of gold recovered at Nui Kem of $943,503, and the corresponding cost of sales for the recovered gold of $1,169,059 have been netted against exploration and development expenses in the reported US GAAP net income. As the net impact of correcting this error will only result in a grossing up of the income statement with no corresponding impact to the US GAAP net income, we propose to correct this 2008 misclassification in our fiscal 2009 Form 20-F expected to be filed by the end of March 2010.
     With regard to Phuoc Son and the sale of 1,800 ounces during 2008 for $1,513,989, we have used the guidance in EITF 04-6 and determined that it is appropriate to net the de minimus sales and related cost of sales of $1,121,557 to development expenditures as the gold recovery was a) less than 0.8% of the proven and probable reserves, and b) was only recovered during the process of preparing the shaft to access the main ore body in order to prepare the mine for production. Accordingly, we believe that the treatment reflected in the

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financial statements is appropriate.
     Comment No. 17 — The disclaimer is set forth at on each page of the Company’s website that describes its property interests.
     Comment No. 18 — the Company has provided the requested information in Item 4. Property, Plant and Equipment, at page 39.
     Comment No. 19 — Company believes that, despite what is contained in the technical reports, only gold and, to a lesser extent, Tungsten, has the potential to be commercially minable. Accordingly, they are the only minerals included in the discussion of the reserves. Management believes that inclusion of reserve estimates for other minerals is not required and would be potentially misleading to investors.
     Management’s position is based upon the fact that ancillary minerals are present only in insignificant bi-product or sub-economic amounts, as follows:
▪ Bi-product Silver is recovered from doré during the gold refining process, but has not been separately estimated because the silver tenor is variable and, relative to gold, the value is insignificant.
▪ Ancillary lead and zinc minerals are present, but have not been separately estimated because recovery is sub-economic using available technologies under foreseeable market conditions.

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▪ Fluorine is locally present (one deposit only), but has not been separately estimated because recovery is sub-economic using available technologies under foreseeable market conditions.
▪ Tungsten does have potential significance (in one deposit only) and estimate of the gold-equivalent of this mineralization has been included in recent resource estimates.
     Comment No. 20 — The Company has provided the requested information in Item 4. Property, Plant and Equipment, at pages 48-49.
     Comment No. 21 — The Company has already disclosed its annual production in Item 5. Operating and Financial Review and Prospects at pages 52-53.
     The Company publishes annually an updated resource table which takes into account ore removed for production as well as ore added from exploration results. The net result, compared to the previous year published results, should show minor gains or losses due to the re-evaluation of prior year estimates now assessed with last year’s added knowledge.
     A letter from the Company’s Chief Financial Officer, Peter Tiedemann, dated February 2, 2010, acknowledging the Company’s disclosure obligations, is also being transmitted.
     Please call if you have any questions.

Sincerely,
/s/ Peter Tiedemann
Peter Tiedemann
Chief Financial Officer

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